

November 25, 2024

Sean Hsieh
Chief Executive Officer of Concreit Inc.
CONCREIT FUND I LLC
1201 3rd Avenue, Suite 2200
Seattle, Washington 98101

> **Re: CONCREIT FUND I LLC**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed October 31, 2024**
> **File No. 024-12457**

Dear Sean Hsieh:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 8, 2024 letter.

Amendment No. 1 to Form 1-A filed on October 31, 2024

General

1. We note your response to comment 1 and the deletion in your "Plan of Distribution" section of when settlement may occur. Please address how often settlement will occur and when the first settlement will occur with the current offering. We note your statement in your response that you intend for settlement to occur promptly after the sale of the investor shares. Please revise your disclosure in the "Plan of Distribution" section to clarify when you intend for settlement to occur.

2. We note your response to comment 4. Your prior disclosure in the Form 1-A filed on July 2, 2024 in Part I Item 6 showed 97,343 Investor Shares issued for $93,449 under Section 4(a)(2) and Rule 506(c) of Regulation D. Your current disclosure in the Form

1-AA1 filed October 31, 2024 in Part I Item 6 only shows the 3,974,514 Investor Shares issued for $3,815,533 under Regulation A, as is noted in Part I Item 4 of that filing. Please revise Part I Item 6 to reflect the Investor Shares that were issued under Section 4(a)(2) and Rule 506(c) of Regulation D as previously noted in that section. Also revise Part I Item 6 to reflect the issuance Investor Shares under Regulation A which is noted in Part I Item 4. Finally, advise us of the issuance of the common shares as previously noted in Part I Item 6. Please revise or advise us as appropriate.

3. We note your response to comment 5. In your response you indicate that between May 13, 2021, and July 2, 2024 (when the current Form 1-A was filed), you sold under Regulation A Tier 2 13,087,343 Investor Shares for $12,563,847. We also note your statement that you complied with all the requirements under Regulation A and indicate that your Offering Circular included detailed information about the company, investment strategy, financial statements, and the terms of the offering. It appears to us that you have not updated your offering statement as required by Rule 252(f)(2)(i) and 252(f)(2)(ii) after your Form 1-A POS filed May 7, 2021, qualified on May 13, 2021. It also appears that the offer and sales of investor shares made after May 13, 2022, appear to not have the required updated financial statements and changed facts and events after the qualification date of May 13, 2021. Finally, we note that you have made issuances of at least 3,974,514 Investor Shares for $3,815,533 during the last 12 months under Regulation A. It appears to us that your current offering under Regulation A (File No. 24-11171, initially qualified on May 21, 2020) should have terminated on May 21, 2023 since Rule 251(d)(3)(F) indicates "[t]hese securities may be offered and sold only if not more than three years have elapsed since the initial qualification date of the offering statement under which they are being offered and sold; …." Please advise us whether the company is currently offering any Investor Shares pursuant to Regulation A. In this regard, we note that the company continues to file Form 253G2s monthly. Also provide us with the legal and factual basis underlying the exemption from registration claimed for the issuance of these securities. We may have further comment.

4. Please advise us of all the sales of Investor Shares, with the number of Investor shares sold and dollar amounts sold, from May 14, 2022, through May 21, 2023, made under Regulation A. Also advise us of all the sales of Investor Shares, with the number of Investor shares sold and dollar amounts sold, from May 22, 2023, through the current date. Advise us of the last date Investor Shares have been sold under Regulation A.

Offering Summary, page 1

5. Please revise your Offering Summary to address the company's current portfolio of commercial real estate, real estate loans and real-estate related securities. We note the company's total assets of approximately $8 million as of December 31, 2023 and net income of approximately $449,000 for the period ended December 31, 2023.

Related Fees Paid by Unaffiliated Third Parties, page 6

6. We note your response to comment 17. We also note that there are no changes made in this section reflecting any related fees paid by unaffiliated third parties to your manager. Please disclose, here and on page 38, the amounts of any related fees paid

by unaffiliated third parties to your manager as of the date of this offering statement. If no related fees paid by unaffiliated third parties have been paid up to the date of the offering statement, then clearly indicate that in this section.

Distributions, page 7

7. Please indicate the amount of distributions made during the current fiscal year and the distributions made in the fiscal years ended December 31, 2023 and December 31, 2022. Also indicate the amount of cash distributions made and the amount of distributions that are made as distributions of Investor Shares for the noted periods.

Monthly NAV Per Investor Share Adjustments, page 10

8. We note your response to comment 19 states that you have included a quantitative valuation breakdown for the $0.96 computed NAV per investor share. We reissue our comment as we were unable to locate where you provided the quantitative valuation breakdown. Please revise your offering circular to include a quantitative valuation breakdown (e.g., fair value of equity investments, fair value of loans and participations held for investment), or tell us how you determined such disclosure is not necessary.

Failure to qualify as a REIT would cause us to be taxed as a regular corporation..., page 18

9. We note that the company indicated in the Form 1-A filed on May 13, 2020 (qualified on May 21, 2020), that you intended to qualify as a REIT for federal income tax purposes beginning with your taxable year ending December 31, 2020. We also note that the company has failed to qualify as a REIT for the fiscal years ended December 31, 2020, December 31 2021, December 31 2022, and December 31, 2023. Please revise this risk factor to clearly indicate that the company has failed to qualify as a REIT during the noted time periods along with the resulting impacts on the company.

Management, Managing-Member of Our Manager, page 34

10. We note your response to comment 28. Please revise this section to specifically disclose your management's business experience over that past five years and include their dates of employment. Revise to address the principal business conducted by Matrix Partners, Unlock Venture Partners, Snowball Investments, Talon Private Capital, Vibrant Cities, Avidian Technologies, and Columbia Pacific Advisors. Please refer to Item 21 of Form S-11 and Item 401 of Regulation S-K.

Liquidity and Capital Resources, page 50

11. We note that you have "$7,541,629 invested across 18 investments". Please revise to briefly indicate what type of real estate properties the company has acquired in its operations.

Prior Performance Summary, page 55

12. We note your response to comment 34. Please clarify whether your Manager has operated or managed prior programs with similar investment objectives. See Industry Guide 5 and Item 7(c) of Form 1-A

Reinvestment Plan, page 65

13.   We note your response to comment 37 and your disclosure regarding the reinvestment distribution plan. Please revise to clarify how your activities will be done in compliance with Regulation A; for example, please ensure that your analysis and disclosure reflects: (i) confirmation that you will provide investors with a hyperlink to the current offering circular in connection with and at the time of any distribution reinvestment (refer to Rule 251(d)(1)(iii)); (ii) how you will comply with the investment limitations and qualifications for purchaser status set forth in Rule 251(d)(2)(i)(C) with respect to any securities purchased through your distribution reinvestment plan; and (iii) how you will ensure you are eligible to offer and sell securities pursuant to Regulation A at the time of such sales.

14.   Please revise to indicate the amount of the minimum threshold for a financial network transfer and the amount of the transactions fees associated with the Concreit Platform if you receive a distribution in cash ("opt-out").

Index to Financial Statements, page F-1

15.   Please update your financial statements in an amended filing. Refer to Part F/S of Regulation A.

Part III Exhibits, page 95

16.   We note your response to comment 39 and the filed opinion of Sosnow & Associates PLLC as to the legality of the securities. Please revise the legal opinion to opine upon all securities being offered, address the assessability of the investor shares, and include the date of the opinion. Please also revise the assumptions in paragraph B as they appear overly broad. For example, we note that you have assumed under paragraph B(i) "due incorporation or formation … due organization…." See Item 17 (11) and (12) of Form 1-A and Staff Legal Bulletin No. 19 for guidance.

Signatures, page 96

17.   Please revise to have the principal financial officer sign the signatures page or revise to indicate the appropriate capacity on the signatures page.

        Please contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Jeffrey Gabor at 202-551-2544 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Real Estate & Construction

cc: Saher Hamideh, Esq.